Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147514

Supplement dated March 8, 2011
to
Prospectus dated December 8, 2010

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Green Realty Trust, Inc. (the “Company”), dated December 8, 2010.

You should carefully consider the “Risk Factors” beginning on page 13 of the Prospectus before you decide to invest.

Resignations and Appointments of Certain Officers

The following information should be read in conjunction with the discussion contained in the “Management” section beginning on page 60 of the prospectus:

Effective March 3, 2011, Dennis Chookaszian, F. Joseph Moravec and B. Anthony Ciochetti each resigned from the Board of Directors (the “Board”) of the Company. Messrs. Chookaszian, Moravec and Ciochetti resigned because of their other commitments and their concern that these commitments would prevent them from serving effectively on the Board. Their resignations are effective immediately.

Effective March 3, 2011, the Company appointed Randolph C. Coley, Joel Bayer and Susanne E. Cannon to serve on its Board. Effective immediately, Messrs. Coley and Bayer and Ms. Cannon will join Wayne R. Hannah, III and Lori Wittman on the Board to fill the vacancies created by the resignations of Messrs. Chookaszian, Moravec and Ciochetti. Mr. Bayer and Ms. Cannon will serve on the Company’s investment committee and Mr. Coley and Ms. Cannon will serve on the Company’s audit committee.

All references in the prospectus to the offices of the aforementioned personnel are hereby supplemented and revised accordingly.

Joel Bayer, age 46, was appointed to the Company’s Board in March, 2011. Mr. Bayer has served as the Senior Vice President and Chief Investment Officer of New GGP, Inc., or New GGP, since its formation in November 5, 2010 and as Senior Vice President and Chief Investment Officer since 2001, and Senior Vice President, Acquisitions from 1998 to 2001 of General Growth Properties, Inc., or Old GGP.

Randolph C. Coley, age 64, was appointed to the Company’s Board in March, 2011. Mr. Coley currently is retired and has been since 2008. From 1999 until his retirement in 2008, Mr. Coley was a partner in the Houston, Texas office of the law firm, King & Spalding LLP, where his practice was concentrated in the areas of corporate and securities law. Previously, he served as Executive Partner in King & Spalding LLP’s Atlanta office. Beginning in 1986, Mr. Coley had significant experience in representing real estate investment trusts and underwriters in transactions involving real estate investment trusts. He is a director of Deltic Timber Corporation, a publicly traded natural resources company engaged primarily in the growing and harvesting of timber, the manufacture and marketing of lumber, and real estate development, a position he has held since 2007. Additionally, he is a member of the Audit Committee and the Nominating and Corporate Governance Committee of that organization. He also is a director of Gastar Exploration Ltd., a publicly traded independent energy company engaged in the exploration, development and production of natural gas and oil in the United States. He is chairman of Gastar’s Nominating and Corporate Governance Committee and is a member of its Compensation Committee. He has held no other directorship positions in publicly traded companies during the last five years. Mr. Coley earned his undergraduate degree from Vanderbilt University and graduated with a law degree from Vanderbilt School of Law. Mr. Coley was chosen as a director nominee because of his extensive business and legal background, keen understanding of various corporate governance matters that he has attained through his representation of and service on other public company boards, and his extensive experience in matters related to real estate investment trusts.

Susan E. Cannon, PhD, has been Chairwoman of the Department of Real Estate and the Douglas and Cynthia Crocker Endowed Director of the Real Estate Center at DePaul University, where she teaches undergraduate and MBA real estate investment classes. She has authored papers on topics as varied as corporate governance, real estate feasibility, eminent domain, and housing markets. She has also worked extensively in urban land use issues, acting as an expert witness on zoning and down zoning cases, and providing analysis of residential and office markets for public and private sector clients. As the founding director of the Real Estate Center, and now Chairman of the Department of Real Estate, she has built the academic program from its 2002 inception to its current enrollment of 100 MBA and MSRE students, and 50 undergraduate majors in only seven years. Dr. Cannon is also on the boards of the Chicago Association of Realtors Education Foundation and Community Investment Corporation, a not for profit lender on behalf of 33 bank investors that provides financing to buy and rehab multifamily apartment buildings in Chicago. Dr. Cannon has a B.A. in Economics and a Ph.D. in Finance, both from the University of Texas. Her professional and community experience includes roles as director of real estate for the Mexican American Unity Council, a San Antonio community development corporation; Chairman of the Austin, Texas, Urban Renewal Board; and Committee Clerk for the Texas Senate Committee on Financial Institutions. Among her professional memberships, she has served on the board and as president of Ely Chapter, Lambda Alpha International. She is a Weimer Fellow of the Homer Hoyt Advanced Studies Institute, a Fellow of the Real Estate Research Institute, Chairman of the Education Committee of the American Real Estate Society, and she is active in the Urban Land Institute, Pension Real Estate Association and Counselors of Real Estate. She was recently named a Distinguished Fellow of the NAIOP Research Foundation.